

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 15, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

> **Re:** **Mitel Networks Corporation**
> **Registration Statement on Form F-1**
> **Filed on December 22, 2009**
> **File No. 333-163930**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any

distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

2.   Please provide us with copies of any additional graphics you intend to include in your prospectus prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your graphics, we suggest that you provide us with enough time to finish commenting on your graphics prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis.

3.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Prospectus Summary, page 1

4.   We note your use throughout the prospectus of the marketing term "solutions" to describe your products, services, market and industry. It is not clear what you mean when you state that you provide "solutions." Instead, please revise to discuss your business operations, market and industry using concrete terms such as "services," "products," or "systems" so that it is clear what services or products you provide.

5.   We note your statement on page 1 that you are "the leading provider of integrated communications solutions focused on the small-to-medium sized enterprise, or SME, market." In your response letter, please provide us with support for this and other statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate of the IP communications market, and the advantages of your IP-based communications products and services. Provide us with copies of any materials that you cite or upon which you rely. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

Risk Factors, page 11

"We have a significant amount of debt…", page 15

6.   Please update to the most recently-available figures.

<u>"Because we depend upon a small number of outside contract manufacturers…", page 18</u>

7.   To provide context, please clarify the percentage of your manufacturing that is done by each of Flextronics and BreconRidge and the percentage of your revenues that such products represent, both individually and in the aggregate. Add such disclosure with respect to BreconRidge to "Certain Relationships and Related Party Transactions."

<u>Management's Discussion and Analysis…, page 40</u>

<u>Overview, page 40</u>

8.   Please discuss in more detail how the global recession impacted your results and whether you expect this trend to continue. In addition, discuss more specifically the cost saving and restructuring measures you have undertaken and whether these measures are continuing.

<u>Results Of Operations, Page 45</u>

9.   In light of your disclosure that the goodwill impairment charge of $284.5 million is related to the purchase price you paid to acquire Inter-Tel, please expand upon your statement in the footnote to "Results of Operations" table on page 45 that "The comparison is not meaningful."

10.   We note your disclosure on page 12 that your recent growth through the acquisition of Inter-Tel is not representative of your underlying organic growth. Please revise this section to discuss the events, trends, risks and uncertainties attendant to the company's underlying organic growth.

<u>Critical Accounting Policies, page 66</u>

<u>Goodwill, page 69</u>

11.   We note that goodwill represents 21% or more of your assets as of April 30, 2009. Due to significance of your goodwill balance and in light of the risk factors disclosed on pages 11 to 24 we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

12.   You state that the goodwill at of April 30, 2009 is assigned to four geographic units. Then you state that market prices are not available for these individual reporting units. You also indicate in your segment footnote on page F-27 that your reportable segments are represented by four geographic areas. Based on these disclosures, it appears to us that you concluded that your reporting units are your reportable segments. Please tell us how you determined your reporting units under paragraph 30 of SFAS 142.

Stock Based compensation and Determination of fair market value of our common stock, page 71

13.   Tell us how you determined the fair value of your common stock at each of the stock option grant dates during fiscal year 2009 and through the date of your response letter.   Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value.   In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:
- the grant date
- the grantee,
- vesting terms,
- exercise price,
- estimated fair value of the option
- estimated fair value of the underlying common stock
- the total amount of compensation cost and
- the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

14.   Expand the disclosure of stock-based compensation, to include a discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock during fiscal year 2009 and the subsequent interim period. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price. We may have additional comments when you disclose the anticipated offering price.

Business, page 76

Industry Awards, page 85

15.   We note your disclosure of the list of awards you have received for "product innovation, industrial design and performance." It is not clear who gave the awards and what criteria and other methods were used in conferring the awards. For example, how many companies, products, services or technologies were considered for each award? Were the companies, products, services or technologies independently chosen or nominated, or did you submit them for review? Did you pay to compete for the awards? Who gave the awards? What were the criteria for the awards? How many awards were given? Please revise your disclosure to provide context to your disclosure about the awards you have received.

Management, page 93

Executive Compensation, page 100

16.   Please disclose how you valued the equity awards you report in your director and executive compensation tables.

Certain Relationships and Related Party Transactions, page 110

BreconRidge Corporation, page 110

17.   Please disclose the material terms of the new supply agreement with BreconRidge that was effective June 20, 2008.

18.   Please file your agreement(s) with BreconRidge as exhibits or tell us why you believe you are not required to file them under Regulation S-K Item 601(b)(10)(ii)(A) or (B).

Other Parties Related to Dr. Matthews, page 111

19.   Please revise to disclose the nature and extent of the transactions referenced in this section which are material to the company. See Item 7.B.1. of Form 20-F.

Principal and Selling Shareholders, page 112

20.   You disclose in footnotes 7, 8 and 9 to the table that the beneficial ownership amounts of Messrs. Smith, Charbonneau, and Butcher include options to acquire common shares; however, as the number of shares underlying these options exceeds the beneficial ownership amounts disclosed in the table for these individuals, it does not appear you have included the options in their beneficial ownership amounts. Please advise or revise.

Description of Share Capital, page 115

Warrants, page 116

21.   You disclose on page 117 that the FP warrants and EdgeStone warrants will be exercised automatically upon the earlier of two events, with one of the events being a qualified initial public offering as defined in your articles of incorporation. Please disclose what constitutes a qualified public offering and whether the current offering meets the definition. If so, disclose that these warrants will be converted immediately prior to the completion of the offering. In addition, update your disclosure to reflect as outstanding shares the number of shares underlying the warrants, taking into account cashless exercises.

Financial Statements

Consolidated statements of operations, page F-4

22.   Disclose pro forma basic EPS for the latest year and interim period reflecting the conversion of the preferred shares at the IPO date and the dilution equivalent to the number of shares whose proceeds will be used to pay debt.

Note 11 – Net investment in sales-type leases, page F-31

23.   We note that you regularly sell the net rental payments from sales-type leases to financial institutions. Quantify in management's discussion and analysis or in the financial statements the gain or losses resulting from the sale of rental payments from leases.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Adviser, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: By facsimile to (416) 360-2132
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP